ONDAS HOLDINGS INC.

165 Gibraltar Court

Sunnyvale, California 94089

December 1, 2020

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ondas Holdings Inc.
Registration Statement on Form S-1, as amended
File No. 333-249658

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ondas Holdings Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Eastern Time, on Thursday, December 3, 2020, or as soon thereafter as is practicable.

The Company understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Christina Russo or Michael Francis at Akerman LLP at (305) 982-5531 or (305) 982-5581, respectively, as soon as the Registration Statement has been declared effective.

Thank you for your assistance.

Sincerely,

/s/ Eric A. Brock
Eric A. Brock
Chief Executive Officer

cc:	Sherry Haywood
Securities and Exchange Commission
Jay Ingram
Securities and Exchange Commission